February 1, 2007
VIA EDGAR TRANSMISSION, FACSIMILE AND
FEDERAL EXPRESS

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Tel: (650) 328-4600 Fax: (650) 463-2600
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United States Securities and Exchange Commission
100 F Street N.E.
Mail Stop 6010
Washington, D.C. 20549

Attention:	Peggy A. Fisher, Assistant Director
Timothy L. Buchmiller, Attorney-Advisor
Kevin Kuhar, Staff Accountant
Angela Crane, Staff Accountant

Re:	Mellanox Technologies, Ltd.
Amendment No. 3 to Registration Statement on Form S-1
Filed January 16, 2007
Amendment No. 4 to Registration Statement on Form S-1
Filed January 22, 2007
File No. 333-137659
Ladies and Gentlemen:
     On behalf of Mellanox Technologies, Ltd. (“Mellanox” or the “Company”), we confirm receipt of the letter dated January 26, 2007 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the above-referenced Amendment No. 3 to Registration Statement on Form S-1 and Amendment 4 to Registration Statement on Form S-1 (“Amendment No. 4”). We are responding to the Staff’s comments on behalf of Mellanox, as set forth below. The Staff’s comments are set forth below in bold and numbered to correspond to the numbered comments in the Staff’s letter. Mellanox’s responses follow each of the Staff’s comments.
     Simultaneously with the filing of this letter, Mellanox is filing pre-effective Amendment No. 5 to the Registration Statement (“Amendment No. 5”), which incorporates Mellanox’s responses to the Staff’s comments. Courtesy copies of this letter and Amendment No. 5, which is specifically marked to show changes made to Amendment No. 4, are being submitted to the Staff via courier.

United States Securities and Exchange Commision
February 1, 2007

Annual Discretionary Incentive Cash Bonus, page 71
1.	We note that the bonuses paid during 2006 were paid from the 2005 bonus pool. As such, please discuss how the aggregate amount under the 2005 bonus pool was determined. We also note your disclosure that historically, the percentage of the bonus pool payable to each named executive officer and other employees was determined based on his or her base salary as a percentage of the aggregate salaries paid to all named executive officers and employees. Given this disclosure, please discuss the reasons why your principal executive officer did not receive a portion of the 2005 bonus pool in 2006.
     In response to the Staff’s comment, Mellanox has revised its disclosure on page 71 of Amendment No. 5 to include a discussion of how the aggregate amount under the 2005 bonus pool was determined. Also in response to the Staff’s comment, the Company has disclosed on page 71 of Amendment No. 5 the reason why its principal executive officer did not receive a portion of the 2005 bonus pool in 2006.
Exhibit 5.1
2.	Revise the legality opinion to remove assumptions regarding conclusions of law that are a necessary requirement of the ultimate opinion provided. We note, for example, the assumptions regarding the proper preparation of all consents, minutes and protocols of meetings of the company’s board of directors and shareholders meetings in accordance with the company’s incorporation documents and all applicable laws.
     In response to the Staff’s comment, the legality opinion has been revised to remove assumptions regarding conclusions of law that are a necessary requirement of the ultimate opinion provided.
3.	Given the date restriction at the end of the first sentence on page 2, please file an opinion that is dated on the date that the registration statement is to be declared effective.
     In response to the Staff’s comment, the legality opinion has been revised to remove the date restriction referred to in the Staff’s comment.
4.	We refer to the language in the last paragraph of the opinion. An opinion should not contain any conditions that would restrict, or could be interpreted as restricting, an investor’s ability to enforce their rights in the United States under United States securities laws. As such, please remove the language which follows “This opinion shall be governed by the laws of the State of Israel.”
     In response to the Staff’s comment, the legality opinion has been revised to remove any conditions that would restrict, or could be interpreted as restricting, an investor’s ability to enforce their rights in the United States or under United States securities laws.
* * * *

United States Securities and Exchange Commision
February 1, 2007

     Mellanox respectfully advises the Staff that Mellanox currently anticipates requesting that the Registration Statement become effective as of 3:00 p.m., Washington, D.C. time, on February 7, 2007, or as soon as practicable thereafter. If the Staff has any questions or would like to discuss any of the foregoing, please do not hesitate to contact the undersigned at (650) 463-2677 or Mark Roeder of this firm at (650) 463-3043.

Very truly yours,
/s/ Kathleen M. Wells

Kathleen M. Wells of LATHAM & WATKINS LLP

cc:	Eyal Waldman, Mellanox Technologies, Ltd.
Michael Gray, Mellanox Technologies, Ltd.
Alan C. Mendelson, Esq., Latham & Watkins LLP
Mark V. Roeder, Esq., Latham & Watkins LLP
Barry P. Levenfeld, Adv., Yigal Arnon & Co.
Bruce A. Mann, Esq., Morrison & Foerster LLP
David S. Glatt, Adv., Meitar Liquornik Geva & Leshem Brandwein
Michael J. Rimon, Adv., Meitar Liquornik Geva & Leshem Brandwein